Registration Statement No. 333-194144
Dated February 26, 2015
Filed Pursuant to Rule 433

BMO GOLDRsSM
FAQ

1.	What is a BMO Gold Deposit Receipt (“GOLDRsSM”)?

A GOLDRsSM is an SEC-registered security that is CUSIP-bearing and DTC-eligible. The Vaulted Gold Bullion Trust (the “Trust”) issues GOLDRsSM, which represent an investor’s undivided beneficial ownership in a fixed quantity of unencumbered, allocated, physical gold bullion (“Gold Bullion”).

2.	Why invest in GOLDRsSM?

GOLDRsSM are designed to provide a secure and convenient way to invest in unencumbered, allocated and physical Gold Bullion and hold it in Canada. With that objective in mind, certain features may distinguish GOLDRsSM from offerings of other gold products in the United States.

1. No annual fees

2. SEC-registered, CUSIP-bearing, and DTC-eligible

3. No tracking error

4. No derivatives

5. No empty vault risk

6. Stored in Canada

7. Spot pricing

8. Alternative to unregulated storage programs

9. Gold Bullion is not available to claims of creditors of BMO

10. Physical delivery of as little as one ounce

Investing in GOLDRsSM involves significant risks. An investment in GOLDRsSM represents an investment in gold, which may not be appropriate for all investors. An investment in GOLDRsSM may be more volatile than an investment in a more broadly diversified portfolio and any fluctuations in the price of gold could materially adversely affect an investment in GOLDRsSM. The Trust may be required to terminate and liquidate at a time that is disadvantageous to holders of GOLDRsSM and may postpone, suspend or reject redemption requests in certain circumstances, which may reduce the liquidity in the GOLDRsSM for all investors in the secondary market. The Trust is a passive investment vehicle and will comply with certain reduced reporting requirements. The Trust has no history of operations and BMO and its management have a limited history of operating investment vehicles similar to the Trust. For a more complete discussion of these risk factors and the other risks related to an investment in GOLDRsSM, carefully read the prospectus. You should consider carefully these risks and those under “Risk Factors” in the prospectus, as well as the information listed under “Sales Restrictions and Notices” before making an investment.

3.	Do GOLDRsSM represent anything other than direct Gold Bullion ownership?

No. The use of unallocated gold, gold certificates, exchange traded products, derivatives, financial instruments, or any product that represents encumbered gold is prohibited.

4.	Can Gold Bullion held in the Trust be lent out?

No. GOLDRsSM are designed to eliminate “empty vault risk,” or Gold Bullion lending risk (i.e., the practice of the gold custodian lending, pledging, hypothecating, re-hypothecating or otherwise encumbering any of the investor’s Gold Bullion).

5.	Can GOLDRsSM be reflected on brokerage or fee-based account statements?

Yes. GOLDRsSM are SEC-registered, CUSIP-bearing, and DTC-eligible, which means they carry the necessary identifiers to be reflected in any brokerage or fee-based account.

6.	What are BMO’s fees?

While BMO charges an up-front deposit fee of 2% of the value of the Gold Bullion purchased, BMO does not charge a fee for sales of GOLDRsSM by investors and there is no annual program fee. BMO will charge an additional withdrawal and delivery fee if physical delivery is requested.

7.	Once GOLDRsSM have been purchased, what options are available to investors?

BMO GOLDRsSM are issued by the Vaulted Gold Bullion Trust (the “Trust”) and represent direct Gold Bullion ownership. Once BMO GOLDRsSM have been purchased, investors may:

1.	Continue to store their Gold Bullion at the Royal Canadian Mint

2.	Sell their Gold Bullion represented by GOLDRsSM back to BMO for cash, if BMO chooses to purchase Gold Bullion at that time

3.	Redeem their GOLDRsSM and arrange for physical Gold Bullion delivery

BMO GOLDRsSM are not listed on a securities exchange and are continuously offered through BMO Capital Markets Corp., acting as sole placement agent. BMO GOLDRsSM may only be purchased, sold, or redeemed through Authorized Participants. While BMO currently intends to repurchase Gold Bullion for cash upon the request of holders based on the market price for the Gold Bullion, it is under no obligation to do so, and may cease such repurchases at any time. Physical delivery of Gold Bullion may be suspended by the Trust in certain circumstances and is only available in certain states.

8.	Where is the Gold Bullion stored?

The Gold Bullion is held in an account maintained by the BMO at the Royal Canadian Mint in Canada.

9.	Is the Gold Bullion that is held by the Trust available to claims of creditors of BMO?

No. GOLDRsSM use a structure which, under Canadian federal law, ensures that the Gold Bullion held by the Trust would not be available to meet the claims of creditors of BMO in the event of any bankruptcy, insolvency, or similar event involving BMO.

10.	How much Gold Bullion does oneGOLDRsSM represent?

A single GOLDRsSM represents a direct claim on one troy ounce of Gold Bullion (i.e., 1:1 ratio).

11.	What is the minimum number of GOLDRsSM that an investor can purchase?

One.

12.	How is the price determined?

GOLDRsSM are designed to track the underlying interbank spot price for gold. GOLDRsSM are designed to eliminate the price variance which may be associated with traditional gold-backed exchange-traded products that trade at a discount or premium to net-asset value.

13.	Is an Investment in GOLDRsSM restricted to accredited investors?

No. The Program is open to all U.S. investors who are interested in an investment in gold and have reviewed and considered carefully the risks associated with an investment in GOLDRsSM.

14.	Can GOLDRsSM be purchased with margin, leverage, or financing?

No. Under no circumstances can any purchase of the GOLDRsSM be made with borrowed funds or leverage from, or on margin provided by, an Authorized Participant.

15.	What are the GOLDRsSM CUSIP and ISIN identifiers?

GOLDRsSM use a single equity CUSIP which is 92242D106; the ISIN is US92242D1063.

16.	Can GOLDRsSM be held in qualified accounts (e.g., IRA, 401k, etc.)?

Not at this time.

17.	How does an investor request physical delivery?

An investor, acting through an Authorized Participant, may request physical delivery. BMO will deliver Gold Bullion only to U.S. addresses within a state specifically approved by BMO for delivery.

Physical delivery of Gold Bullion may be suspended by the Trust in certain circumstances.

18.	What is the legal structure of the Vaulted Gold Bullion Trust that issuesGOLDRsSM?

The Trust intends to be treated as a grantor trust for US tax purposes and is governed by Delaware law. The Trust issues GOLDRsSM that represent an investor’s undivided beneficial ownership in a fixed quantity of unencumbered and allocated Gold Bullion.

19.	Is the Trust a commodity pool for purposes of the Commodity Exchange Act?

No. The Vaulted Gold Bullion Trust is not a commodity pool for purposes of the Commodity Exchange Act and BMO, as the initial depositor, is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool or a commodity trading advisor.

20.	Is the Trust registered under the Investment Company Act of 1940?

No. The Vaulted Gold Bullion Trust is not registered under the Investment Company Act of 1940, which means that the Trust is not regulated in the same way as a mutual fund, and does not carry certain protections afforded by such registration.

21.	Is the Trust a unit investment trust?

No. The Trust intends to be treated as a grantor trust for US tax purposes and is governed by Delaware law.

22.	Is an investment in GOLDRsSM subject to the “wash sale” rules applicable to stock or securities?

Because investors should be treated for federal income tax purposes as if they directly own a pro rata share of the underlying Gold Bullion, investors should generally not be subject to the “wash sale” rules applicable to transactions in stock or securities. However, for definitive advice regarding tax treatment, potential investors must consult their tax advisors.

23.	CanGOLDRsSM be sold to institutional investors (e.g., RIAs) in any state?

Yes. GOLDRsSM may be sold to institutional investors in any state. The term “institutional investor” is understood to mean:

a)	An investment adviser registered either with the SEC under Section 203 of the Investment Advisers Act or with a State securities commission (or any agency or office performing like functions), or

b)	Any other person (whether a natural person, corporation, partnership, trust, or otherwise) with total assets of at leat $50 million.

24.	Can GOLDRsSM be sold to retail investors in any State?

The offering of GOLDRsSM has not yet been approved for retail investors who are residents of Alabama, Arizona or Tennessee.  Sales to retail residents of these states is currently prohibited.

25.	What are the tax consequences related to an investment inGOLDRsSM?

The Trust intends to be treated as a “grantor trust” for U.S. federal income tax purposes, and, as such, investors in GOLDRsSM generally will be treated as if they directly owned a pro rata share of the underlying Gold Bullion. Capital gains recognized by a U.S. individual taxpayer from the sale of GOLDRsSM held for more than one year are taxed at a maximum U.S. federal income tax rate of 28%, rather than the lower maximum rate applicable to most other long-term capital gains. The tax rates for capital gains recognized by a U.S. individual taxpayer upon the sale of GOLDRsSM held for one year or less are generally the same as those at which ordinary income is taxed. Capital gains of U.S. corporate taxpayers are taxed at the regular corporate rates, irrespective of the holding period for the GOLDRsSM. Potential investors should consult their tax advisors.

26.	Does an investor receive an IRS Form 1099 when he/she sells GOLDRsSM?

Yes. An investor having sold GOLDRsSM will receive an IRS Form 1099 from his/her broker. Unlike other traditional gold investment products, the Program does not require an annual IRS Form 1099 to be sent to investors that retain, but have not sold, GOLDRsSM.

27.	Is there a website with more information about the Program?

Yes. Please visit www.bmogold.com.

The issuer, Vaulted Gold Bullion Trust (the “Trust”), has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-844-266-4537 or emailing bmo.gold@bmo.com.

The Trust is not an investment company registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act, and the initial depositor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool, or a commodity trading advisor. The GOLDRsSM are not subject to deposit insurance. You will not be entitled to protection by the Securities Investor Protection Corporation.

BMO GOLDRsSM http://www.bmogold.com bmo.gold@bmo.com
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 1-844-266-4537 or emailing bmo.gold@bmo.com.

®Registered trade-mark of BMO
GOLDRsSM is a service mark of BMO